PRESS RELEASE

November 6, 2008

9M08 Activity Indicators:
Total Revenues down 0.9%1 to Euro 69,458 million.

Life & Savings	•	Positive net inflows of €+7.8 billion (US $11.9 billion) New Business Volume (APE) down 7%[1] to €5,163 million (US $7.9 billion) New Business Margin down 3.1 points[1] to 19.5%
Property & Casualty	•	Revenues up 3%[1] to €20,031 million (US $30.5 billion) Positive net new personal contracts of +984,000[2]
Asset Management	•	Revenues down 7%[1] to €3,059 million (US $4.7 billion) Net outflows of €-9.8 billion (US -$14.9 billion)
Financial Strength	•	Solvency I ratio at circa 135%[3] (Estimate at end of October 2008)
Note:  Growth rates shown above are based in Euros.

Chairman’s statement

« During the first three quarters of 2008, AXA Group proved to be resilient in an adverse financial market environment, posting a modest 0.9%1 decrease in total revenues, in line with the trends observed during the first half of the year.» said Henri de Castries, Chairman of AXA’s Management Board

« Life & Savings net inflows were once again positive during the third quarter of 2008, totaling Euro +7.8 billion year to date, as a result of solid premium flows and increased client retention. »

« Property & Casualty growth accelerated in the third quarter of 2008, benefiting from the positive contributions of both personal lines (with net new personal contracts reaching circa 1 million year to date) and commercial lines, since the beginning of the year. »

« As expected, Asset Management business was impacted by the financial turmoil, with Euro 10 billion net outflows. »

« We reiterate our confidence in the AXA Group's ability to withstand the current financial crisis thanks to its strong underlying profitability and cash flows, its diversification across business lines and geographies, its financial strength and the confidence of its customers, distributors and employees. We expect to come out of the current turmoil stronger and better positioned. »

Numbers herein have not been audited. APE and NBV are both in line with the Group’s EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA’s Life & Savings business and believes to provide useful and important information to shareholders and investors. IFRS revenues are available in Appendix 3 of this release

.

Notes are on page 9

	Contents:
Investor Relations	Key Highlights	2
+33 1 40 75 46 85	Life & Savings	3
	Property & Casualty	6
Media Relations	Asset Management	7
+33 1 40 75 71 81	International Insurance	7
	Financial Strength	8
Individual Shareholder Relations	Notes & Other information	9
+33 1 40 75 48 43	Appendices	10

Page 1/15

9M08 KEY HIGHLIGHTS /

Activity Indicators : Key figures
Euro million, except when otherwise noted	9M07	9M08	Change on a reported basis	Change
				Comparable basis(a)	Scope & Other	FX impact(b)
Life & Savings APE, Group share NBV, Group share(c) NBV to APE margin, Group share Net inflows (Euro billion)	5,599 1,278 22.8% 9.2	5,163 1,007 19.5% 7.8	-7.8% -21.3% -3.3 pts	-6.9% -19.7% -3.1 pts	+4.7pts +2.4pts	-5.6pts -3.9 pts
Property & Casualty revenues	19,631	20,031	+2.0%	+2.7%	+2.5pts	-3.1pts
International Insurance revenues	3,119	2,229	-28.5%	+5.2%	-32.0pts	-1.7pts
Asset Management Revenues Net inflows (Euro billion)	3,621 25	3,059 -10	-15.5%	-6.9%	+0.1pt	-8.7pts
Total revenues	71,652	69,458	-3.1%	-0.9%	+1.9pts	-4.1pts
(a)	Change on a comparable basis was calculated at constant FX and scope.
(b)	Mainly due to continued appreciation of the Euro against USD, JPY, GBP and CHF.
(c)	9M07 and 9MO8 NBVs were computed using profitability factors by product from end of 2007, unless, notably hedged at current conditions during the first three quarters of 2008. Unit costs were updated to reflect actual 2008 experience (primarily the impact of reduction in volume in most entities).

Life & Savings net inflows were once again positive during 3Q08

Life & Savings New Business Volume (APE4) was down 7% on a comparable basis, to Euro 5,163 million mainly due to:

-  strong performance in most NORCEE5 countries (Switzerland up 21%, Central and Eastern Europe up 48% and Germany up 4%) as well as positive development of individual business in France (up 2%) in a declining market);

-  as expected, (i) a slowdown in the US as a result of lower Universal Life sales (product re-pricing) and lower Variable Annuity sales in a challenging environment, (ii) negative impact from fiscal changes in the UK and in Japan, as well as (iii) non-recurrence of the favorable contribution from Australian superannuation in 2007.

New business margin was down 3.1 points on a comparable basis to 19.5%, as a result of lower unit-linked sales in France, lower interest rates in the United States and higher unit costs across the board, notably due to lower volumes.

Net inflows amounted to Euro +7.8 billion with strong positive contributions across the board driven by increased client retention.

P&C growth acceleration during 3Q08

Property & Casualty revenues increased by 3% on a comparable basis to Euro 20,031 million, as growth in France (up 3%), the Mediterranean Region (up 5%) and Asia (up 14%) was partly offset by a flat contribution from Germany and a decrease in Switzerland (down 1%).
Personal lines were up 3% with Personal Motor and Household net new contracts reaching 860,000 and 124,000 contracts, respectively, while Commercial lines were up 2%.

Asset Management (AllianceBernstein and AXA IM) revenues decreased by 7% on a comparable basis to Euro 3,059 million, as a result of lower management fees (-4%) in line with lower average assets under management, and lower distribution fees.

Solid financial strength

Group Solvency position remained very solid despite tough financial market conditions, notably benefiting from the equity hedging program implemented and dynamically managed over the period. At end of October 2008, Solvency I ratio estimate stood at circa 135%3, including –7pts related to transactions closed after June 30, 2008 (Mexico and Turkey).

Thanks to the financial flexibility of the Group, all insurance subsidiaries remain strongly capitalized.

Page 2/15

LIFE & SAVINGS /

Life & Savings

Life & Savings New Business Volume (APE4) was down 7% on a comparable basis to Euro 5,163 million mainly due to:

-
strong performance in most NORCEE[5] countries (Switzerland up 21%, Central and Eastern Europe up 48 % and Germany up 4%) as well as positive development in individual business in France (up 2% in a declining market);

-
as expected, (i) a slowdown in the US as a result of lower Universal Life sales (product re-pricing) and lower Variable Annuity sales in a challenging environment, (ii) negative impact from fiscal changes in the UK and in Japan, as well as (iii) non-recurrence of the favorable contribution from Australian superannuation in 2007.

New business margin was down 3.1 points on a comparable basis to 19.5%, as a result of lower unit-linked sales in France, lower interest rates in the United States and higher unit costs across the board, notably due to lower volumes.

Net inflows amounted to Euro +7.8 billion with strong positive contributions across the board driven by increased client retention.

Annual Premium Equivalent by country/region
Euro million	9M07	9M08	Change on a reported basis	Change on a comparable basis
United States	1,597	1,170	-26.7%	-15.7%
France (a)	899	982	+9.3%	-2.0%
United Kingdom	1,227	1,007	-17.9%	-5.1%
NORCEE (b)	829	880	+6.1%	+3.0%
Asia Pacific (c)	937	832	-11.2%	-12.4%
Mediterranean Region	110	292	+164.8%	+6.6%
Total Life & Savings APE	5,599	5,163	-7.8%	-6.9%

New Business Value by country/region
Euro million	9M07	9M08	Change on a reported basis	Change on a comparable basis
United States	297	200	-32.8%	-23.9%
France	170	116	-31.9%	-31.9%
United Kingdom	115	70	-38.6%	-29.1%
NORCEE(b)	267	221	-17.4%	-21.0%
Asia Pacific(c)	403	353	-12.4%	-11.9%
Mediterranean Region	25	46	+81.7%	+14.9%
Total Life & Savings NBV	1,278	1,007	-21.3%	-19.7%

(a)	Change on a comparable basis included in 9M07 €104m of AXA France actual voluntary additional premiums.
(b)	Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe, as Luxemburg’s APE and NBV are not modeled.
(c)	Including Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China. South East Asia & China’s APE was not yet modeled in 9M07 (change on a comparable basis includes 9M07 APE and NBV).

Net Inflows by country/region
Euro billion	1H08	9M08
United States	+1.6	+2.5
France	+1.4	+1.9
United Kingdom(a)	-0.5	-0.7
NORCEE	+2.6	+2.6
Asia Pacific	+0.8	+1.4
Mediterranean Region	+0.2	-0.0
Total L&S Net Inflows	+6.2	+7.8

(a) UK Net Inflows, excluding with-profit funds, stood at €+0.7bn at June 30, 2008 and at €+1.0bn at September 30, 2008.

Page 3/15

LIFE & SAVINGS /

The United States

New business APE decreased 16% to Euro 1,170 million, mainly driven by the anticipated decline in Universal Life sales (down 41%) following the repricing of the Universal Life product. Variable Annuity sales were down 10% in a context of a challenging market. This drop was mainly driven by lower sales from Broker/Dealer and Financial institutions while Financial Planners sales remained resilient.

NBV was down 24% to Euro 200 million, primarily as a result of lower sales volume and the negative impact of lower interest rates on Variable Annuity profitability, partly offset by the improvement in margin on Universal Life products due to product re-pricing. NBV margin was down 1.8 points to 17.1%.

France

New business APE was down 2% to Euro 982 million, outperforming the market, with resilient growth in individual lines (+2%) notably in Health which was more than offset by a decrease in Group business (-10%) due to the non-recurrence of two large Group retirement contracts signed in 1Q07.

NBV decreased by 32% to Euro 116 million as a result of a lower share of unit-linked sales (down from 26% to 15%). NBV margin was down 5.2 points to 11.8%.

The United Kingdom

New business APE was down 5% to Euro 1,007 million, as a result of lower sales in specific Wealth Management segments (life insurance bonds, individual and executive pensions) as a result of fiscal changes for bonds (Capital Gains Tax) and the non-recurrence of the positive 2007 A day impact in the Pension business, partially offset by positive evolutions in Group Pension and Protection.

NBV decreased by 29% to Euro 70 million as a result of lower volumes and higher unit costs. NBV margin was down 2.4 points to 7.0%.

Northern Central & Eastern Europe

•
Germany new business APE was up 4% to Euro 335 million as a result of strong TwinStar Riester sales, partly offset by a decrease in the Health business due to the 2007 Reform (waiting period for new salaried employees to enter Private Health Insurance extended from one to three years).

NBV was down 8% to Euro 105 million. NBV margin was down 4.0 points to 31.4%, slightly down compared to 1H08, as a result of the lower contribution from Variable Annuity sales.

•
Switzerland new business APE was up 21% to Euro 230 million mainly due to the successful annual renewal campaign in Group Life business (up 23%) as well as positive developments in individual business (up 14%) showing good progress, notably in unit-linked product sales.

NBV was up 51% to Euro 63 million as a result of higher volumes and improved business mix, mainly in Group Life. NBV margin was up 5.5 points to 27.4%.

•
Belgium new business APE was down 24% to Euro 193 million due to a decrease in Individual Life sales (-28%) for both unit-linked and non unit-linked products, partly offset by higher sales in Group Life (+11%).

NBV was down 69% to Euro 33 million, notably as a result of lower volumes and higher unit costs. NBV margin was down 24.4 points to 17.3%.

Page 4/15

LIFE & SAVINGS /

•	Central & Eastern Europe new business APE was up 48% to Euro 122 million, mainly driven by Poland.

NBV was up 21% to Euro 19 million, driven by higher volumes, partly offset by unfavorable business mix due to increased weight of lower margin short-term savings products. NBV margin was down 3.5 points to 15.5%.

Asia Pacific

•	Japan new business APE decreased by 8% to Euro 389 million, due to lower sales of certain Term products, as a result of the tax deductibility review of specific products.

NBV decreased by 14% to Euro 256 million, mainly driven by lower volumes and higher unit costs. NBV margin was down 4.8 points to 65.9%.

•
Australia/New Zealand new business APE was down 23% to Euro 305 million, mainly due to a drop in mutual fund and AllianceBernstein joint-venture sales, as a result of current negative market conditions as well as the non-recurrence of 2007 positive impact of superannuation business.

NBV was down 22% to Euro 31 million due to lower volumes. NBV margin was stable at 10.0%.

•
Hong Kong new business APE was down 6% to Euro 87 million, mainly due to a decrease in unit-linked sales (unit-linked share decreased from 59% to 48%) and restructuring of tied agent distribution, partially offset by higher Traditional Life sales.

NBV was down 2% to Euro 51 million, as the lower volumes were partially offset by an improvement in the business mix as a result of increased sales in the higher margin Traditional products. NBV margin improved 2.5 points to 59.0%.

•
South East Asia & China new business APE was up 23% to Euro 52 million. Indonesia and Thailand experienced particularly strong growth, driven by increases in productivity of the bancassurance channels and continued expansion in agent numbers and productivity.

NBV was up 20% to Euro 15 million, driven by volumes. NBV margin was down 0.8 point to 29.6%.

Mediterranean Region

•
New business APE increased by 7% to Euro 292 million, as a result of higher sales in both Individual and Group businesses. The increase in Individual business was driven by higher traditional product sales in Spain, partially offset by lower sales from the Italian joint-venture AXA MPS, switching production from less profitable traditional products to innovative unit-linked products in the context of a declining bancassurance market, while the increase in Group business stemmed from new corporate contracts in Spain.

•
NBV increased sharply by 15% to Euro 46 million, as a result of higher volumes and a strong improvement in business mix in Individual business (from AXA MPS joint-venture), with unit-linked share up from 15% to 33%. NBV margin was up 1.1 points to 15.8%.

Page 5/15

PROPERTY & CASUALTY /

Property & Casualty

Growth acceleration during 3Q08

Property & Casualty revenues increased by 3% on a comparable basis to Euro 20,031 million:

Property & Casualty : IFRS revenues by country
In Euro million	9M07	9M08	Change on a reported basis	Change on a comparable basis
NORCEE(a)	6,516	6,561	+0.7%	+0.2%
of which Belgium	1,648	1,662	+0.8%	+0.8%
of which Switzerland	1,883	1,902	+1.0%	-0.8%
of which Germany	2,909	2,909	-0.0%	-0.0%
France	4,182	4,383	+4.8%	+3.4%
United Kingdom & Ireland	3,971	3,520	-11.4%	+1.2%
Mediterranean Region	3,823	4,198	+9.8%	+5.4%
Rest of the World	1,140	1,369	+20.1%	+8.5%
Total P&C revenues	19,631	20,031	+2.0%	+2.7%

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Luxemburg and Central and Eastern Europe.

Personal lines up 3%, with circa 1 million net new contracts2

•	Personal lines (61% of P&C premiums) were up 3%.

Motor revenues were up 2% due to strong growth in emerging markets (Asia +16%, Turkey +14% and Gulf Region +42%) and growth in most of the developed countries except Germany (-3%), which experienced higher competition in the lower price segments.

Non-motor revenues increased by 3% with growth across the board, notably driven by the Mediterranean Region (+7%) led by Spain and by France (+4%), partially mitigated by lower contributions from the UK & Ireland (+1%), Germany (+2%) and Belgium (+2%).

Commercial lines up 2%

•	Commercial lines (38% of P&C premiums) were up 2%.

Motor revenues were up 1%, with Switzerland up 8%, as a result of a new sales force compensation structure and France up 2%, partially offset by the flat contributions of UK & Ireland and Germany and the lower contribution of the Mediterranean Region (-3%).

Non-motor revenues were up 3%, as strong growth (i) in the Mediterranean Region (+10%) driven by the Gulf Region, and (ii) in France (+5%) fuelled by Construction, was partially offset by (iii) Switzerland (-3%) mainly due to challenging market conditions in workers’ compensation and (iv) the UK & Ireland (-1%).

Page 6/15

ASSET MANAGEMENT & INTERNATIONAL INSURANCE /

Lower revenues, in line with lower average AUM, and lower distribution fees

Asset Management

•
Asset Management (AllianceBernstein and AXA IM) revenues decreased by 7% on a comparable basis to Euro 3,059 million, as a result of lower management fees (-4%), in line with lower average assets under management, and lower distribution fees.

AllianceBernstein revenues were down 5% to Euro 1,959 million, mainly driven by lower management fees (-5%), in line with decrease in average Assets Under Management, lower performance fees and lower distribution fees, partially offset by strong performance of institutional research services.

AXA Investment Managers revenues were down 10% to Euro 1,099 million, driven by management fees down 1%, in line with decrease in average Assets Under Management, lower performance fees and lower distribution fees.

•
Assets Under Management of AllianceBernstein and AXA Investment Managers were down Euro 163 billion to Euro 929 billion as of September 30, 2008, as a result of negative market conditions and net outflows, while exchange rate impact and scope effects were positive.

Euro 10 billion net outflows at September 30, 2008

AllianceBernstein recorded net outflows of Euro -14 billion, mainly driven by retail (Euro -11 billion), but also by institutional clients (Euro -3 billion) and private clients (Euro -1 billion).

AXA Investment Managers net inflows of Euro +4 billion were driven by AXA’s Main funds (Euro +9 billion) and Institutional clients (Euro +1 billion), partially offset by the Retail segment (Euro -5 billion).

Assets under Management roll-forward
In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at FY07	543.5	548.4	1,091.9
Net inflows	-13.8	+4.0	-9.8
Market appreciation	-124.7	-36.8	-161.6
Scope & other impacts	-	+3.6	+3.6
Forex impact	+7.3	-2.7	+4.6
AUM at 9M08	412.2	516.5	928.7
Average AUM over the period	476.3	526.0	1,002.3
Change of average AUM on a reported basis	-16%	-3%	-10%
Change of average AUM on a comparable basis	-5%	-1%	-3%

International Insurance

International Insurance revenues were up 5% to Euro 2,229 million, with (i) AXA Corporate Solutions Assurance up 6%, driven mainly by positive portfolio developments in Marine, Construction and Liability and increased business from existing clients in Property as well as (ii) AXA Assistance up 5%, notably driven by favorable developments in Mexico.

International Insurance IFRS revenues
In Euro million	9M07	9M08	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	1,511	1,574	+4.2%	+5.7%
AXA Assistance	531	541	+2.0%	+5.4%
AXA Cessions	59	53	-9.4%	+7.3%
Other International activities(a)	1,019	61	-94.1%	-7.8%
Total International Insurance	3,119	2,229	-28.5%	+5.2%

(a) Included AXA RE’s business in 2007. The sale of AXA RE's business to Paris Re Holdings was completed on December 21, 2006. AXA RE’s revenues, reported under “Other international activities” amounted to Euro 941 million at 9M07. 100% of the business fronted on behalf of Paris Re was retroceded to Paris Re Holdings or its affiliates and therefore these amounts have been excluded from comparison on a comparable basis. The fronting was terminated on October 1, 2007

Page 7/15

FINANCIAL STRENGTH /

Financial Strength

Solid financial strength

Group Solvency position remained very solid despite tough financial market conditions, notably benefiting from:

-	the equity hedging program implemented and dynamically managed during the first three quarters of 2008;
-	the well diversified fixed-income portfolio, with limited impacts from credit events beyond those resulting from previously disclosed exposures (notably Lehman and Washington Mutual).

At end of October 2008, Solvency I ratio estimate stood at circa 135%3, including –7 pts related to transactions closed after June 30, 2008 (Mexico and Turkey).

Thanks to the financial flexibility of the Group, all insurance subsidiaries remain strongly capitalized.

Selected information on US Life and Savings operations in 3Q08

Underlying earnings6 from Life and Savings operations in the United States remained positive during the third quarter 2008, despite the following impacts:

•	Variable Annuity hedging costs

Combined with prudent product design, the Variable Annuity hedging program mitigates equity market and interest rate movement impacts on underlying earnings.  The hedge program utilizes interest rate and equity index futures as well as interest rate swaps and options to mitigate market risk. During the third quarter of 2008, margins were notably impacted by high volatility and equity market turbulence, as shown below:

GMXB hedging costs
In Euro million, net of tax & DAC	1H08	3Q08 discrete
Equity market volatility	-10	-15
Interest rate movements	-12	-8
All other, including basis risk	-42	-100

•	DAC adjustments

3Q08 after tax DAC impact, attributable to lower future margins from lower separate account assets, was approximately Euro -32 million, in-line with the following sensitivities provided in 1H08 earnings presentation:

-10%: ~ Euro 0.0 billion
-20%: < Euro 0.1 billion
-30%: < Euro 0.2 billion

In addition, in the third quarter of 2008, US Life and Savings General Account net capital losses amounted to circa Euro 95 million after tax and DAC, primarily due to losses on impairments and sales of distressed bonds, mainly Lehman and Washington Mutual.

Page 8/15

NOTES & OTHER INFORMATION /

Notes
1 Change on a comparable basis: at constant FX and scope.
2 Motor and household personal contracts.
3 Estimate, this calculation has not been reviewed by the French regulator « Autorité de Contrôle des Assurances et des Mutuelles ».
4 Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.
5 Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe.
6 Estimate, unaudited.

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. AXA had Euro 1,281 billion in assets under management as of December 31, 2007. For full year 2007, IFRS revenues amounted to Euro 93.6 billion and IFRS adjusted earnings to Euro 6.1 billion.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent:	+33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Paul-Antoine Cristofari:	+33.1.40.75.73.60	Laurent Sécheret	+33.1.40.75.48.17
Emmanuel Touzeau:	+33.1.40.75.49.05	Armelle Vercken:	+33.1.40.75.46.42
George Guerrero:	+1.212.314.28.68	Chris Winans	+1.212.314.55.19

AXA Individual shareholders Relations:  +33.1.40.75.48.43

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Please refer to AXA's Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2007, for a description of certain important factors, risks and uncertainties that may affect AXA’s business.  In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F.  AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

6 Estimate, unaudited.

Page 9/15

APPENDIX 1: Life & Savings – Breakdown of APE between unit-linked, non unit-linked and mutual funds /

Breakdown of APE – 12 main countries, regions and modeled businesses
Group share in Euro million	9M08 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	9M07	9M08
France	149	833		26%	15%	-44%
United States	746	160	264	73%	82%	-8%
United Kingdom	904	103		91%	90%	-6%

NORCEE
Germany	130	204		35%	39%	+18%
Switzerland	15	214	1	7%	6%	+16%
Belgium	18	175		14%	9%	-50%
Central & Eastern Europe	69	47	6	71%	59%	+18%

ASIA PACIFIC
Japan	83	306		21%	21%	-7%
Australia/New-Zealand	10	40	254	30%	20%	-11%
Hong Kong	42	45		59%	48%	-24%
South East Asia & China	28	20	1	--	59%	+17%

Mediterranean Region	95	189	9	15%	33%	+191%

Total	2,288	2,338	535	54%	49%	-8%

Page 10/15

APPENDIX 2: 9M08 Property & Casualty revenues contribution & growth by business line /

Property & Casualty revenues – Contribution & growth by business line
in %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis

France	31%	+2%	27%	+4%	9%	+2%	33%	+5%
United Kingdom & Ireland	15%	+1%	37%	+1%	7%	-0%	39%	-1%

NORCEE	34%	-1%	25%	+2%	6%	+3%	32%	-1%
of which Germany	32%	-3%	31%	+2%	6%	-0%	24%	+0%
of which Belgium	34%	+0%	27%	+2%	6%	+2%	31%	+1%
of which Switzerland	36%	-0%	14%	+5%	4%	+8%	46%	-3%

Mediterranean Region	52%	+4%	18%	+7%	6%	-3%	22%	+10%
Canada	35%	+7%	17%	+9%	8%	-2%	40%	+10%
Asia	67%	+16%	7%	+15%	4%	1%	22%	+14%

Total	36%	+2%	26%	+3%	6%	+1%	32%	+3%

Page 11/15]

APPENDIX 3: AXA Group IFRS revenues – 9M08 vs. 9M07 /

AXA Group IFRS revenues – Contributions & growth by segment and country/region
In Euro million	9M07	9M08	IFRS revenues change
	IFRS	IFRS	Reported	Comp. basis
United States	12,285	10,155	-17.3%	-6.2%
France	11,199	10,656	-4.8%	-2.4%
NORCEE	10,642	10,631	-0.1%	-1.0%
of which Germany	4,471	4,423	-1.1%	-1.1%
of which Switzerland	3,575	3,794	+6.1%	+4.3%
of which Belgium	2,245	2,019	-10.1%	-10.1%
of which Central & Eastern Europe	308	350	+13.8%	+3.6%
United Kingdom	3,521	2,753	-21.8%	-9.6%
Asia Pacific	6,029	5,859	-2.8%	+1.3%
of which Japan	3,867	3,621	-6.3%	-3.6%
of which Australia/New-Zealand	1,056	1,243	+17.7%	+16.7%
of which Hong Kong	907	822	-9.4%	+2.1%
of which South East Asia & China	199	173	-13.0%	+8.9%
Mediterranean Region	1,265	3,709	+193.2%	+9.0%
Canada	90	82	-9.2%	-5.2%
Life & Savings	45,032	43,845	-2.6%	-2.3%
NORCEE	6,516	6,561	+0.7%	+0.2%
of which Germany	2,909	2,909	-0.0%	-0.0%
of which Belgium	1,648	1,662	+0.8%	+0.8%
of which Switzerland	1,883	1,902	+1.0%	-0.8%
France	4,182	4,383	+4.8%	+3.4%
Mediterranean Region	3,823	4,198	+9.8%	+5.4%
United Kingdom & Ireland	3,971	3,520	-11.4%	+1.2%
Canada	804	806	+0.3%	+4.7%
Asia	336	563	+67.5%	+14.0%
Property & Casualty	19,631	20,031	+2.0%	+2.7%
AXA Corporate Solutions Assurance	1,511	1,574	+4.2%	+5.7%
Others	1,608	655	-59.3%	+3.9%
International Insurance(a)	3,119	2,229	-28.5%	+5.2%
AllianceBernstein	2,336	1,959	-16.1%	-5.0%
AXA Investment Managers	1,285	1,099	-14.4%	-10.4%
Asset Management	3,621	3,059	-15.5%	-6.9%
Banking	245	290	+18.2%	+7.0%

Total	71,652	69,458	-3.1%	-0.9%

(a) Revenues from AXA RE's business amounted to Euro 941 million at 9M07 and are excluded from comparison between 9M07 and 9M08 on a comparable basis.

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APPENDIX 4: AXA Group IFRS Revenues in local currency – Discrete quarters /

Total revenues – Discrete contribution by country/region in local currency
(In million local currency except Japan in billion)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Life & Savings
United States	5,258	5,654	5,601	5,738	5,157	5,149	5,149
France	4,313	3,479	3,407	3,846	3,976	3,465	3,215
NORCEE
of which Germany	1,518	1,467	1,486	1,729	1,477	1,478	1,468
of which Switzerland	4,434	837	580	907	4,342	915	843
of which Belgium	957	671	617	828	989	611	419
of which Central & Eastern Europe	103	98	106	115	113	116	121
United Kingdom	765	846	771	785	708	765	680
Asia Pacific
of which Japan	201	210	197	202	185	193	207
of which Australia/New-Zealand	515	600	614	537	701	625	748
of which Hong Kong	3,690	2,729	3,131	3,820	3,212	3,145	3,393
Mediterranean Region	390	540	335	653	1,291	1,497	920
Property & Casualty
NORCEE
of which Germany	1,620	582	707	597	1,602	597	709
of which Switzerland	2,676	250	156	160	2,643	256	159
of which Belgium	641	514	493	464	637	517	507
France	1,744	1,151	1,286	1,148	1,821	1,200	1,362
Mediterranean Region	1,342	1,353	1,128	1,453	1,547	1,436	1,215
United Kingdom & Ireland	863	975	849	787	873	979	901
Canada	334	442	417	393	349	463	437
International Insurance
AXA Corporate Solutions Assurance	859	337	314	294	889	331	353
Others, including AXA RE	859	433	316	154	247	205	203
Asset Management
AllianceBernstein	987	1,077	1,076	1,148	1,045	1,006	931
AXA Investment Managers	397	458	430	447	374	388	337
Banking & Other	80	76	89	79	88	89	82

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APPENDIX 5: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin /

APE, NBV & NBV margin - 12 main countries, regions and modeled businesses
in Euro million	9M07 APE	9M08 APE	Change on a comparable basis	9M07 NBV	9M08 NBV	Change on a comparable basis	9M08 NBV/APE margin	Change on a comparable basis
United States	1,597	1,170	-15.7%	297	200	-23.9%	17.1%	-1.8 pts
France	899	982	-2.0%	170	116	-31.9%	11.8%	-5.2 pts
United Kingdom	1,227	1,007	-5.1%	115	70	-29.1%	7.0%	-2.4 pts

NORCEE	829	880	+3.0%	267	221	-21.0%	25.1%	-7.7 pts
Germany	313	335	+4.1%	105	105	-7.6%	31.4%	-4.0 pts
Switzerland	187	230	+20.8%	41	63	_51.2%	27.4%	+5.5 pts
Belgium	255	193	-24.4%	106	33	-68.6%	17.3%	-24.4 pts
Central & Eastern Europe	74	122	+47.5%	14	19	+20.7%	15.5%	-3.5 pts

ASIA PACIFIC	937	832	-12.4%	403	353	-11.9%	42.5%	+0.2 pts
Japan	431	389	-7.5%	305	256	-13.8%	65.9%	-4.8 pts
Australia/New-Zealand	402	305	-23.2%	40	31	-22.4%	10.0%	+0.1 pt
Hong Kong	104	87	-6.4%	59	51	-2.3%	59.0%	+2.5 pts
South East Asia & China		52	+23.0%		15	+19.9%	29.6%	-0.8 pt

Mediterranean Region	110	292	+6.6%	25	46	+14.9%	15.8%	+1.1 pts

TOTAL	5,599	5,163	-6.9%	1,278	1,007	-19.7%	19.5%	-3.1 pts

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APPENDIX 6: 3Q08 Main Press Releases /

Earnings

•	08/07/2008 Half Year 2008 Earnings

Mergers, acquisitions and disposals

•	07/22/2008 AXA completes the acquisition of Mexican insurer Seguros ING

Other

•	07/10/2008 Two new members to join the executive committee of the AXA Group

•	09/16/2008 AXA - Non material equity exposure to Lehman Brothers and AIG

•	09/16/2008 AXA announces the subscription prices for its 2008 employee share offering (Shareplan 2008)

Please refer to the following web site address for further details:

http://www.axa.com/en/press/pr/

APPENDIX 7: 3Q08 operations on AXA shareholders’ equity and debt /

Shareholders’ Equity

No significant operations.

Debt

No significant operations.

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